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                                                 November 2 2006


VIA EDGAR AND OVERNIGHT

Ms. Amanda McManus
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      Re:   UBS Managed Futures LLC (Aspect Series) (the "Registrant") - Form
            10

Dear Ms. McManus:

      We thank you for your comment letter of September 14, 2006 relating to the Registrant's Form 10 filed on August 18, 2006. We enclose herewith clean and redlined courtesy copies of the Registrant's Amendment No. 1 as filed today via EDGAR. Please note that the changes included in the Registrant's Amendment No. 1 include changes made in response to your comments as well as those made to reflect material changes relating to the Registrant that have occurred since the initial filing of the Form 10. For your convenience, the comments included in your September 14, 2006 letter are set forth verbatim below, together with the Registrant's responses thereto.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

      The Registrant understands that the Form 10 is now effective and that, as a result, it is now subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. The Registrant will continue to work with the Commission in addressing further comments.

2. Throughout your filing you use terminology that represents industry jargon which may not be readily understood by an investor not in your industry. Examples include the use of terms like "quantitative," "systematic," "fundamental" and "discretionary" to


Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

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SIDLEY AUSTIN LLP
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Ms. Amanda McManus
November 2 2006
Page 2


      describe your trading strategies. Please revise your disclosure to define industry terms the first time you use them and limit your use of industry jargon to the extent possible.

      We have done so.

3. We note your use of the term "fund" throughout this Form 10 and your disclosure on page 6 that the trading advisor is registered as an investment advisor with the SEC. Please include disclosure addressing the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

      We have added such a disclosure in the risk factor entitled "Risk of Fewer Statutory Protections for Members Due to Limited Regulatory Oversight."

4. Please revise your disclosure in the organization chart on page 1 to clearly identify the registrant, explain its relationship with affiliated companies and describe the class of securities to be registered. For instance, it is not clear whether the registrant in the organizational chart is "UBS Managed Futures LLC" or "UBS Managed Futures (Aspect) LLC." Please also clarify that UBS Managed Futures (Aspect) LLC is a separate entity. Finally, we note that the registrant on the cover page is identified as UBS Managed Futures LLC (Aspect Series).

      We have revised the disclosure as requested in order to clarify that UBS Managed Futures LLC (Aspect Series), a segregated series of UBS Managed Futures LLC, is the Registrant.

5. Please disclose any significant adverse business developments suffered by pools for which Aspect Capital Limited served as trading advisor.

      Aspect Capital Limited has confirmed that no such "significant adverse business developments" have been suffered by any pool for which it has served as trading advisor.

Item 1: Business

Organization Chart, page 1

6. We note your reference to "this offering" in the first sentence under this heading. Please revise or explain, since your filing is not registering an offering of securities.

      We have removed this reference.


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Ms. Amanda McManus
November 2 2006
Page 3


7. Please revise to include the percentage ownership in UBS Managed Futures LLC by each of the U.S. Investors and UBS Managed Futures SPC.

      The percentage of ownership in UBS Managed Futures LLC by U.S. investors and UBS Managed Futures SPC is unknown, as such percentage is contingent upon subscriptions by U.S. investors in UBS Managed Futures LLC and by non-U.S. investors in UBS Managed Futures SPC. Subscriptions have not yet been accepted. In addition, subscriptions will be received monthly from investors and thus the percentage of ownership in UBS Managed Futures LLC by U.S. investors and by UBS Managed Futures SPC will vary on a monthly basis. For these reasons, the Registrant does not intend to include such percentages of ownership.

(a) General Development of business, page 2

8. Please provide an overview of the flow of funds from an investor to an investment by the series. For example, please describe how the series' assets are deposited with and held by commodity brokers, whether and how they may be used as margin and whether the series currently has a source for short-term borrowings available, and if so, the dollar amounts available.

      We have done so.

9. We note your disclosure in the second paragraph on page 2 that "one Series [of unitholders] should not be liable for the obligations of any other Series [of unitholders]" (emphasis added). Please describe when a unitholder may be liable for the obligations of another series' unitholder.

      We have done so.

10. We note your disclosure in the second paragraph on page 3 that the "Platform anticipates that Series should be treated as a separate partnership for U.S. federal income tax purposes." Please disclose whether you have received an opinion of counsel to this effect and generally describe any uncertainties as to this conclusion. We note in this regard your use of terms such as "anticipates" and "should."

      We have done so.

11. Please identify, in the third paragraph on page 2, who the parent company of the "Trading Funds" will be.

      We have done so.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 4


(c) Narrative description of business, page 3

12. Please expand your discussion to provide more detail about the selected physical commodities and derivatives in which the Program invests in the first paragraph under this heading.

      We have done so.

13. Please explain the timeline you are referring to when you state that the core objectives of the program are to produce "medium-term" capital appreciation.

      We have done so.

14. Revise your disclosure to specify the "predefined and monitored" risk limits referenced in paragraph (iv) on page 3.

      We have done so.

15. Please revise your disclosure in the first full paragraph on page 4 to explain what you mean when you say that the program trades "across a variety of frequencies to exploit trends over a range of timescales" and that "[p]ositions are taken according to the aggregate signal and are adjusted to control risk."

      We have done so.

16. Explain what you mean by "liquidity constraints" in the third full paragraph on page 4.

      We have done so.

17. Refer to the final paragraph on page 4. Please explain what you mean by the "significance of market impact ... on the Series' performance."

      We have removed this reference.

The Administrator, page 6

18. Please expand your discussion to describe the services to be provided by the administrator in more detail. In addition, please indicate when you expect that the parties will enter into the administrative services agreement.

      We have done so.


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SIDLEY AUSTIN LLP
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Ms. Amanda McManus
November 2 2006
Page 5


The Trading Advisor, page 6

19. Please disclose whether the Trading Advisor has any current affiliation with ED7F Man Investment Products Limited.

      We have done so.

20. Please reconcile your disclosure in the first paragraph under this heading that the trading advisor is registered with the SEC as an investment advisor since 2003 with your disclosure in the second full paragraph on page 7 suggesting that the trading advisor may terminate the advisory agreement if it determines that its activities thereunder would cause it to have to register as an investment advisor.

      We have done so.

21. We note your disclosure in the full paragraph on page 8 that if the advisory agreement is terminated the series will "dissolve." Please describe in more detail the mechanism for this dissolution, including identifying the parties that will oversee winding up of the series' affairs such as selling of assets and distribution of proceeds to investors, including any winding-up fees to be paid to those parties.

      We have done so.

The Series, page 8

22. We note your disclosure that "the Platform intends to offer Members a selection of different Series of the Platform." Please explain in more detail how you will hold Members' funds and at what entity level. Will members deposit funds with the "Platform," to invest from time to time in various series, or will each investment be immediately allocated to a particular series?

      We have done so.

The Offering, page 8

23. Please provide an analysis as to why the filing of this Form 10 would not be considered a "general solicitation" prohibited under Rule 502(c) in connection with Regulation D private placements. Please address in your analysis the fact that Form 10 was filed voluntarily and includes extensive offering information. Please also address the relationship of the timing of the initial filing and amendments to the Form 10 to the commencement of the private offering.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 6


      The issue concerning whether filing reports pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") constitutes "holding oneself out to the public" as an investment adviser or a "public offering" of a fund is one which has been on the minds of private fund lawyers for as long as the undersigned has been practicing. In the present instance, only the latter question is relevant, as no securities-related advice is being given. The view of the Bar has generally been that "holding out to the public" is a stricter standard than making a public offering, as a wider range of "publicity" could be deemed to be holding oneself out to the public as being in the business of providing securities-related advice, than could credibly be deemed to constitute making a public offering of securities. Be that distinction as it may, the view taken by numerous firms is that filing 1934 Act reports does not constitute making a public offering, because: (a) these reports (unlike a prospectus under the Securities Act of 1933 (the "1933 Act") are not delivered in the context of an offering of securities; and (b) are required by law.

      The prohibitions of Rule 502(c) under the 1933 Act are that securities not be offered publicly. Outside of the context of offering securities, 502(c) does not apply. A good example of this distinction relates to "Prospective Employee Presentations" by private fund managers. When soliciting new hires, these managers are free to make disclosures which their lawyers would never think of tolerating in such managers' offering materials, because the context has nothing to do with the offering of securities. All one need do is compare the format and content of the Form 10 to that of the Private Placement Memorandum, and it is immediately obvious that they have been written for very different purposes. The Form 10 provides the information required of 1934 Act registrants; not only is it not used, but it could not be used, to market interests in the Fund because the Form 10 does not comply with applicable CFTC/NFA regulations, nor has the Form 10 been filed for review with the CFTC/NFA.

      We emphasize that the Fund will, in the marketing of its interests, follow all of the requirements of 502(c). Only prospective investors with "pre-existing substantive relationships" with the Sponsor will be solicited, and UBS -- as a major broker-dealer -- has extensive private placement procedures in place. It is UBS's responsibility to ensure that the Fund is offered privately. What is at issue is solely the question of whether filing 1934 Act reports per se precludes making a private offering. In this regard, we wish to point out that not only do a very large number of public companies routinely make private offerings of their securities while also filing 1934 Act reports, but also that there are a substantial number of private funds which are registered under the 1934 Act. If one were to take the position that filing 1934 Act reports precludes making a private offering, the consequences to the capital markets would be dramatic, and significant recent precedent in the area of private funds being registered under the 1934 Act, reversed. We understand, of course, that the Staff's position is likely not any such per se conclusion but rather that the Form 10 is an indirect means of publicly marketing the Fund. We understand that this is a question of fact on which the Staff will not provide UBS with any comfort. However, we can assure you that we have carefully reviewed these matters with UBS, and are confident that the interests in the Fund will be offered privately.


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SIDLEY AUSTIN LLP
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Ms. Amanda McManus
November 2 2006
Page 7

      The Staff may be interested to know that there were once a number of firms that took the position that a private fund could not file a Form D as that constituted impermissible publicity. That view, if still held by any firms, is vastly in the minority. In our view the same analysis should apply to the filing of a Form 10 and subsequent 1934 Act reports; in fact, even more so as the Form 10 and the 1934 Act reports are required, whereas a Form D is voluntary (Regulation D not being an exclusive safe-harbor) and, moreover, directly announces the offering of a security.

24. Please revise your disclosure to clarify the time period during which the units will be issued at $1,000.

      We have done so.

Exchanges, page 10

25. Please advise us what exemption from the Securities Act you will rely upon in connection with an exchange.

      We have done so.

Custody of Assets, page 10

26. Please disclose the portion of the pool's capital that is expected to be maintained in cash and cash equivalents.

      We have done so.

Interest, page 10

27. Please disclose which open positions, if any, earn interest based on unrealized gain and loss marked to market daily. Refer to the first sentence of this subsection.

      We have done so.

28. Refer to the second paragraph on page 11. Please revise to clarify the reference to "additional economic benefit ... derived from possession of the Series' Cash Assets."

      We have done so.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 8

Net Asset Value, page 11

29. Please explain the reason why the sponsor might determine the series NAV as of a day other than the last business day of the calendar month.

      We have done so.

Financial Terms, page 12

30. Please clarify whether sponsor fees are charged to the Series or to individual members. We note you reference to fees being waived for certain members.

      We have done so.

31. Please clarify how the "average month-end assets" referred to in the final sentence differs from NAV.

      We have done so.

32. Please clarify, where appropriate, whether the placement fee described is payable upon "exchanges" within the platform, since you treat the exchange as a redemption and new subscription.

      We have done so.

33. The discussion of Organizational and Initial Offering Costs on page 15 indicates that the Series will reimburse the Sponsor for certain expenses. Please disclose whether the Sponsor has already advanced a portion of those expenses and clarify whether the Series is only required to repay these fees to the sponsor in the event of a successful offering.

      We have done so.

34. Your disclosure indicates that you intend to account for organizational costs in a manner that is contrary to accounting principals generally accepted in the United States. Please note that only unqualified opinions meet the criteria of Rules 2-02 and 4-01 of Regulation S-X. Please revise your disclosure accordingly.

      We have done so.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 9


35. Please disclose clearly how the proposed amortization of organizational costs will affect NAV over the amortization period for redemption purposes and for purposes of determining various fees paid on the basis of NAV.

      We have done so.

Break-Even Analysis

36. Please describe in a footnote or otherwise the basis for estimating the brokerage commissions at .8% of NAV.

      We have done so.

37. Please clarify footnote (4) to explain what "performance of 5%" means. In particular, please note, if true, that the performance for each quarter in the second 12-month period would need to be 5% over the highest quarterly profits for the previous 12 month period and so on. Please also explain more clearly whey the trading advisor could receive substantial performance fees during breakeven or losing periods, in light of the fact that the fee is only paid if the profits of the series exceed all previous periods' high water marks.

      We have done so.

Reports, page 21

38. We note that you "anticipate" that the Units will be registered under the Exchange Act. Please update accordingly.

      We have done so.

Item 1A: Risk Factors, page 21

39. Please review all risk factor headings to ensure that a risk is identified, rather than merely a fact about your business. The following headings are examples which do not appear to identify a risk:

      o     No Performance History
      o     Reliance on Trading Advisor Information
      o     Increased Assets Under Management
      o     Substantial Charges
      o     Redemptions Restricted
      o     Performance Fees


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Ms. Amanda McManus
November 2 2006
Page 10


      o     No representation of Members
      o     Mandatory Redemptions

      We have done so.

40. Please include risk factor disclosure regarding the series' reliance on one commodity trading advisor, namely, Aspect Capital Limited.

      We have done so.

41. Include a risk factor discussing the possibility that you may need to liquidate positions at an inopportune time if your relationship with the trading advisor is terminated and you are forced to "dissolve" the series.

      We have done so.

The Opportunity Costs of Multiple Series, page 22

42. Please provide context for and explain the basis for your statement that "alternative investments have generally achieved ... their risk control objectives, but often have not achieved their rate of return objectives."

      We have deleted this language.

Increased Assets Under Management, page 22

43.   Please quantify the trading advisor's current assets under management.

      We have done so.

Substantial Charges, page 22

44. Please expand your disclosure under this risk factor heading to quantify the amount of fees described. In addition, clarify that many of these fees are payable regardless of profitability and indicate that, even once profits are earned, they will still be subject to substantial incentive fees.

      We have done so.

Redemptions Restricted, page 23

45. Please expand your discussion under this risk factor heading considerably to describe the mechanics of redemptions and specifically discuss the limits thereon and affects on unit


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 11


      liquidity. In addition, please revise your disclosure to make clearer that a redeeming unit holder will be paid a redemption price based upon the NAV as of the redemption date, not as of the date of redemption notice.

      We have done so.

Conflicts of Interest, page 23

46. Please revise this risk factor to remove the cross reference in the final sentence and identify and briefly discuss the conflicts of interest and the risks to investors as a result of the identified conflicts.

      We have done so.

Risk Factors Specific to Exchanges, page 25

47. Please disclose whether an exchange will be treated as a taxable event and if so, describe the attendant risks.

      We have done so.

Mandatory Redemptions, page 26

48. Please explain in more detail how a member's ownership of units could be expected to adversely affect the platform, the series or the trading fund and disclose the redemption price applicable to mandatory redemptions.

      We have done so.

Volatile Markets; Highly Leveraged Trading, page 26

49. Please provide an estimate of the amount of leverage you expect the series to employ. In addition, disclose the range of margin historically employed by the trading advisor.

      We have done so.

Members are Taxed Every Year on Their Share of the Series' Profit ..., page 30

50. Please clarify your reference to a "Confidential Disclosure Document" in the second paragraph under this heading. Please also clarify that unit holders will be required to make tax payments from their own individual source of funds, in light of the fact that there may be insufficient distributions made to cover tax liabilities.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 12


      We have removed the reference to a "Confidential Disclosure Document" and have included the suggested clarification.

Item 5: Directors and Executive Officers, page 31

51. Disclose the age of each person identified. See Item 401(a) of Regulation S-K.

      We have done so.

Item 9: Market Price of...and Other Stockholder Matters, page 37

52. In addition to the information you have provided regarding the series, please include the information regarding the registrant as required by
      Item 201 of Regulation S-K.

      As noted in our response to comment number four, UBS Managed Futures LLC (Aspect Series) is the Registrant.

Item 11: Description of Registrant's Securities, page 37

53. Please revise the final paragraph on page 37 to disclose the percentage member vote required to approve the applicable listed actions.

      We have done so.

54. Revise your discussion of unit redemptions in paragraph (iv) starting on page 38 to discuss any limits on a unit-holder's ability to redeem, including those that may be imposed at the discretion of the sponsor, and to the extent there are limitations, how request in excess of the limits will be handled.

      We have done so.

55. Please expand your discussion of redemptions to disclose when redemption payments will be made. We note your disclosure on page 12 that there may be a delay in payment.

      We have done so.

Signatures, page 42

56. The filed version of your registration statement is not signed. Please ensure that all future amendments to this Form 10 are properly signed.

      The Registrant has signed the Registrant's Amendment No. 1 and will sign any future amendments.


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SIDLEY AUSTIN LLP
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SIDLEY          |

Ms. Amanda McManus
November 2 2006
Page 13


                                                 Very truly yours,


                                                 /s/ Ezekial Johnson

                                                 Zeke Johnson

cc:  David Sawyier

     Dan Spies